As filed with the Securities and Exchange Commission on March 17, 2021

Registration No. 333-249070

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

TO

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN

REAL ESTATE COMPANIES

Blackstone Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in Governing Instruments)

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

BX REIT Advisors L.L.C.

Leon Volchyok

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Benjamin C. Wells Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-3577	Robert H. Bergdolt DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 Telephone: (919) 786-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-249070

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-249070) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

Information Not Required in the Prospectus

Item 36.	Financial Statements and Exhibits.

(b) Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

4.1	Share Repurchase Plan (filed as Exhibit 4.1 to the Registrant’s Annual Report on Form 10-K filed on March 17, 2021 and incorporated herein by reference)

10.10.2	Notice of Facility Reduction, dated December 23, 2020 (filed as Exhibit 10.9.2 to the Registrant’s Annual Report on Form 10-K filed on March 17, 2021 and incorporated herein by reference)

23.1	Consent of Deloitte & Touche LLP

99.1	Policy with Respect to Certain Charter Provisions

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 17, 2021.

Blackstone Real Estate Income Trust, Inc.

By:	/s/ Frank Cohen
Frank Cohen Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Blackstone Real Estate Income Trust, Inc., hereby severally constitute Frank Cohen, Paul Kolodziej, A. J. Agarwal, Wesley LePatner, Karen Sprogis, and Leon Volchyok and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, including any Registration Statement filed pursuant to Rule 462(b), and generally to do all such things in our names and in our capacities as officers and directors to enable Blackstone Real Estate Income Trust, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities on March 17, 2021.

Signature	Title

/s/ Frank Cohen Frank Cohen	Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ Paul D. Quinlan Paul D. Quinlan	Chief Financial Officer and Treasurer (principal financial officer)

/s/ Paul Kolodziej Paul Kolodziej	Chief Accounting Officer (principal accounting officer)

* A. J. Agarwal	Director

* Wesley LePatner	Director

/s/ Brian Kim Brian Kim	Director

* Raymond J. Beier	Independent Director

/s/ Susan Carras Susan Carras	Independent Director

* Richard I. Gilchrist	Independent Director

* Field Griffith	Independent Director

* Edward Lewis	Independent Director

*By:	/s/ Frank Cohen
Frank Cohen Attorney-in-fact